UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

DouYu International Holdings Limited

(Name of Issuer)

Ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

25985W105**

(CUSIP Number)

Tencent Holdings Limited

29/F., Three Pacific Place,

No. 1 Queen’s Road East, Wanchai, Hong Kong

Telephone: +852 3148 5100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 12, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**

There is no CUSIP number assigned to the ordinary shares. CUSIP number 25985W105 has been assigned to the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on The Nasdaq Global Select Market under the symbol “DOYU.” Each ten ADS represents one ordinary share of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 25985W105	Page 2 of 10 pages

1	NAME OF REPORTING PERSONS Tencent Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,068,104
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,068,104
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 25985W105	Page 3 of 10 pages

1	NAME OF REPORTING PERSONS Nectarine Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,068,104
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 12,068,104
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,068,104
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 38.0%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 25985W105	SCHEDULE 13D	Page 4 of 10 pages

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares of DouYu International Holdings Limited, par value US$0.0001 (“Ordinary Shares”), an exempted company incorporated under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 20/F, Building A, New Development International Center, No. 473 Guanshan Avenue, Hongshan District, Wuhan, Hubei Province, People’s Republic of China.

Item 2. Identity and Background

(a)    This Schedule 13D is being filed jointly by:

(i)    Tencent Holdings Limited, a Cayman Islands company (“Tencent”); and

(ii)    Nectarine Investment Limited (“Nectarine”, and collectively with Tencent, the “Reporting Persons”).

(b)    The principal business address of each of the Reporting Persons is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(c)    Tencent is an integrated internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700). Nectarine is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Attached hereto as Schedule A, and incorporated herein by reference, is information concerning each director and executive officer of the Reporting Persons (collectively, the “Related Persons”), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.

(d)-(e)    During the last five years, none of the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the Related Persons, has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering (the “IPO”) on July 16, 2019, Tencent beneficially owned 3,125,000 Series B-2 Preferred Shares, 1,114,376 Series C-1 Preferred Shares and 7,828,728 Series E Preferred Shares, through Nectarine, its wholly owned subsidiary, which were acquired for an aggregate amount of approximately US$750.5 million. Upon the completion of the IPO on July 19, 2019, Tencent’s interests automatically converted into and were re-designated as Ordinary Shares on a one-to-one basis. As of the date hereof, Tencent beneficially owned 12,068,104 Ordinary Shares of the Issuer.

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The Reporting Persons financed the purchase of the Ordinary Shares with their cash on hand.

Item 4. Purpose of Transaction.

Merger Agreement

On October 12, 2020, HUYA Inc. (“HUYA”), Tiger Company Ltd., a direct wholly owned subsidiary of HUYA (“Merger Sub”), the Issuer, and, solely for the limited purposes set forth therein, Nectarine, a wholly owned subsidiary of Tencent, entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a direct, wholly owned subsidiary of HUYA.

Pursuant to the Merger Agreement, and subject to the satisfaction or waiver of certain conditions therein, at the effective time of the Merger (the “Effective Time”):

•

Each Ordinary Share issued and outstanding immediately prior to the Effective Time (other than the Ordinary Shares represented by American depositary shares, each representing 1/10 of an Ordinary Share (the “ADSs”), the Excluded Shares and any Purported Dissenters Shares, each as defined in the Merger Agreement) will be cancelled in exchange for the right to receive 7.30 (the “Exchange Ratio”) validly issued, fully paid, non-assessable Class A ordinary shares, par value $0.0001 per share (“HUYA Class A Ordinary Shares”) of HUYA (the “Ordinary Share Exchange”).

•

Each ADS issued and outstanding immediately prior to the Effective Time, together with the Ordinary Shares represented by such ADSs, will be cancelled in exchange for the right, at the direction of DouYu’s depositary bank, to receive 0.730 American depositary shares, each representing one HUYA Class A Ordinary Share (“HUYA ADSs”) (the “ADS Exchange”).

•

Each DouYu RSU Award (as defined in the Merger Agreement) that is outstanding and unvested immediately prior to the Effective Time shall be assumed by HUYA and converted into a restricted share unit award (an “Assumed RSU Award”) with respect to a number of HUYA Class A Ordinary Shares equal to the product obtained by multiplying (i) the applicable number of Ordinary Shares subject to such DouYu RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded to the nearest whole share. Subject to certain limited exceptions, each Assumed RSU Award shall continue to have, and shall be subject to, the same terms and conditions as applied to the corresponding DouYu RSU Award immediately prior to the Effective Time.

•

Each DouYu RSU Award that is outstanding and vested immediately prior to the Effective Time shall be cancelled in exchange for the right to receive a number of HUYA Class A Ordinary Shares equal to the product obtained by multiplying (i) the applicable number of Ordinary Shares subject to such DouYu RSU Award immediately prior to the Effective Time by (ii) the Exchange Ratio, rounded to the nearest whole share.

CUSIP No. 25985W105	SCHEDULE 13D	Page 6 of 10 pages

The Merger Agreement contains customary representations and warranties, and each party has agreed to certain customary covenants, including, among others, covenants relating to (i) the conduct of the respective businesses during the interim period between the execution of the Merger Agreement and the Effective Time and (ii) the obligation to use reasonable best efforts to cause the Merger to be consummated. In addition, the Merger Agreement includes a covenant pursuant to which Nectarine has agreed to vote, cause to be voted, or provide a written consent with respect to all of its Ordinary Shares (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and any related action required in furtherance thereof, (ii) against any transaction, proposal, agreement or action made in opposition to the authorization and approval of the Merger Agreement, the plan of merger substantially in the form included in the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, or in competition or inconsistent with the transactions contemplated by the Merger Agreement, including the Merger, (iii) against any other action, agreement or transaction which could reasonably be expected to (A) materially impede, frustrate, prevent, nullify, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement, including the Merger, (B) result in a breach of any representation, warranty, covenant or any other obligation or agreement by the Issuer under the Merger Agreement, or (C) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, (iv) in favor of any adjournment or postponement of the special meeting of the Issuer’s shareholders at which any of the matters described in clauses (i) through (iii) is to be considered as may be reasonably requested by the Issuer and (v) in favor of any other matter necessary to effect the transactions contemplated by the Merger Agreement, including the Merger.

The Merger, which is currently expected to close during the first half of 2021, is subject to customary closing conditions, including, among others: (i) approval of the Merger Agreement and the Merger by an affirmative vote of holders of the Ordinary Shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy as a single class at a meeting of the Issuer’s shareholders which will be convened to consider the approval of the Merger Agreement and the Merger; (ii) there being no final and non-appealable order, judgment or injunction permanently enjoining or prohibiting consummation of the transactions contemplated under the Merger Agreement, or imposing a Non-Required Remedy (as defined in the Merger Agreement); (iii) the effectiveness of a registration statement on Form F-4, and no stop order suspending the effectiveness of such registration statement, relating to the issuance of HUYA Class A Ordinary Shares pursuant to the Merger Agreement; (iv) approval for listing on the New York Stock Exchange of the HUYA ADSs issuable pursuant to the Merger Agreement; (v) subject to specified materiality standards, the accuracy of certain representations and warranties of HUYA, Merger Sub and the Issuer contained in the Merger Agreement; (vi) compliance by HUYA, Merger Sub and the Issuer in all material respects with their respective covenants in the Merger Agreement required to be complied with by it prior to the closing of the Merger; and (vii) the absence of any material adverse effect with respect to HUYA and the Issuer.

Voting Agreements

In connection with the execution of the Merger Agreement, HUYA, Nectarine and, solely for the limited purposes set forth therein, the Issuer entered into voting agreements dated as of October 12, 2020 (each a “Voting Agreement” and together, the “Voting Agreements”), with each of Mr. Shaojie Chen (“Mr. Chen”) and Mr. Wenming Zhang (“Mr. Zhang”), the chief executive officer and co-chief executive officer of the Issuer, respectively, pursuant to which each of Mr. Chen and Mr. Zhang have agreed to vote, cause to be voted, or provide a written consent with respect to all of their respective Ordinary Shares (i) in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and any related action required in furtherance thereof, (ii) against any transaction, proposal, agreement or action made in opposition to the authorization and approval of the Merger Agreement, the plan of merger substantially in the form included in the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, or in competition or inconsistent with the transactions contemplated by the Merger Agreement, including the Merger, (iii) against any other action, agreement or transaction which could reasonably be expected to (A) materially impede, frustrate, prevent, nullify, interfere with, delay, postpone, discourage or adversely affect the transactions contemplated by the Merger Agreement, including the Merger, (B) result in a breach of any representation, warranty, covenant or any other obligation or agreement by the Issuer under the Merger Agreement, or (C) result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled, (iv) in favor of any adjournment or postponement of the special meeting of the Issuer shareholders at which any of the matters described in clauses (i) through (iii) is to be considered as may be reasonably requested by HUYA and (v) in favor of any other matter necessary to effect the transactions contemplated by the Merger Agreement, including the Merger. The Voting Agreements terminate upon the earliest to occur of the mutual agreement of the parties to each of the Voting Agreements to terminate the respective the Voting Agreement, the Effective Time and the termination of the Merger Agreement in accordance with its terms.

CUSIP No. 25985W105	SCHEDULE 13D	Page 7 of 10 pages

Share Transfer Agreement

On August 13, 2020, Nectarine entered into an agreement (the “Share Transfer Agreement”) to purchase 3,703,704 Ordinary Shares from affiliates of Mr. Chen that hold Ordinary Shares or certain assignees as may be designated by Mr. Chen subject to the restrictions set forth in the Share Transfer Agreement for aggregate consideration of US$500,000,040, with such purchase to close immediately before the closing of the Merger.

The foregoing descriptions of the Merger Agreement, the Voting Agreements and the Share Transfer Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the full text of such agreements, which are attached hereto and incorporated herein by reference.

General

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

CUSIP No. 25985W105	SCHEDULE 13D	Page 8 of 10 pages

The Reporting Persons intend to facilitate the Merger, and thus cause (i) the Ordinary Share Exchange (ii) the ADS Exchange, and (iii) the Issuer to become a direct, wholly owned subsidiary of HUYA. As a result of these transactions, the Issuer’s Ordinary Shares and ADSs will be delisted and deregistered and the Issuer will cease to operate as an independent company.

In addition, the Reporting Persons may engage in discussions with management, the board of directors of the Issuer, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to support the Merger and to consider or explore: sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the board of directors of the Issuer.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a) – (b)

Items 7 through 11 and 13 of each of the cover page of this Schedule 13D for the Reporting Persons are incorporated herein by reference.

As of the date hereof:

Tencent is the parent company of Nectarine. Tencent may be deemed to be the beneficial owner, and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of 12,068,104 Ordinary Shares held of record by Nectarine, representing 38.0% of the total issued and outstanding Ordinary Shares.

The beneficial ownership percentage above is calculated based on 31,747,952 Ordinary Shares issued and outstanding as of March 31, 2020, as reported in the Issuer’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 28, 2020.

(c)        Except as described in Item 4 above, during the past 60 days, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, the Related Persons, has effected any transactions in the Ordinary Shares.

(d)        Except as set forth in this Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by the Reporting Persons.

(e)        Not applicable.

CUSIP No. 25985W105	SCHEDULE 13D	Page 9 of 10 pages

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Merger Agreement, the Voting Agreements, and the Share Transfer Agreement and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement, dated October 14, 2020, by and between Tencent Holdings Limited and Nectarine Investment Limited

2	Merger Agreement, dated October 12, 2020, by and among HUYA Inc., Tiger Company Ltd., DouYu International Holdings Limited and, solely for the limited purposes set forth therein, Nectarine Investment Limited (incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 6-K filed with the SEC on October 14, 2020)

3	Voting Agreement, dated October 12, 2020, by and among HUYA Inc., Nectarine Investment Limited, Shaojie Chen and, solely for the limited purposes set forth therein, DouYu International Holdings Limited

4	Voting Agreement, dated October 12, 2020, by and among HUYA Inc., Nectarine Investment Limited, Wenming Zhang and, solely for the limited purposes set forth therein, DouYu International Holdings Limited

5	Share Transfer Agreement, dated as of August 13, 2020, by and between Mr. Shaojie Chen and Nectarine Investment Limited

CUSIP No. 25985W105	SCHEDULE 13D	Page 10 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 14, 2020

TENCENT HOLDINGS LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

NECTARINE INVESTMENT LIMITED

By:	/s/ Ma Huateng
Name:	Ma Huateng
Title:	Director

[Signature Page to Schedule 13D – DouYu International Holdings Limited]

SCHEDULE A

EXECUTIVE OFFICERS AND DIRECTORS

Directors and Executive Officers of Tencent Holdings Limited

The names of the directors and the names and titles of the executive officers of Tencent Holdings Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Tencent Holdings Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Chairman of the Board and Executive Director	People’s Republic of China
Lau Chi Ping Martin	Executive Director	People’s Republic of China (Hong Kong SAR)
Jacobus Petrus (Koos) Bekker	Non-Executive Director	Republic of South Africa
Charles St Leger Searle	Non-Executive Director	Republic of South Africa
Li Dong Sheng	Independent Non-Executive Director	People’s Republic of China
Iain Ferguson Bruce	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ian Charles Stone	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Yang Siu Shun	Independent Non-Executive Director	People’s Republic of China (Hong Kong SAR)
Ke Yang	Independent Non-Executive Director	People’s Republic of China

Executive officers:
Ma Huateng	Chief Executive Officer	People’s Republic of China
Lau Chi Ping Martin	President	People’s Republic of China (Hong Kong SAR)
Xu Chenye	Chief Information Officer	People’s Republic of China
Ren Yuxin	Chief Operating Officer and President of Platform & Content Group and Interactive Entertainment Group	People’s Republic of China
James Gordon Mitchell	Chief Strategy Officer and Senior Executive Vice President	United Kingdom of Great Britain and Northern Ireland
David A M Wallerstein	Chief Exploration Officer and Senior Executive Vice President	United States of America
John Shek Hon Lo	Chief Financial Officer and Senior Vice President	People’s Republic of China (Hong Kong SAR)

Directors and Executive Officers of Nectarine Investment Limited

The names of the directors and the names and titles of the executive officers of Nectarine Investment Limited and their principal occupations are set forth below. The business address of each of the directors or executive officers is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Nectarine Investment Limited.

Name	Present Principal Employment	Citizenship
Directors:
Ma Huateng	Director	People’s Republic of China
Charles St Leger Searle	Director	Republic of South Africa

Executive officers:
N/A